September 21, 2011

VIA EMAIL AND EDGAR

Ms. Mara Ransom, Assistant Director
Securities and Exchange Commission
Washington, D.C.

Re:	Geltology Inc. Registration Statement on Form S-1 Filed September 19, 2011 File No. 333-174874

Dear Ms. Ransom,

Thank you for advising us that the Commission has no further comments to the registration statement (the “Registration Statement”) of Geltology, Inc. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to September 23, 2011 at 4:30 PM or as soon thereafter has practicable, and as part of this request acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information for purposes of this request, please contact our counsel, Carl M. Sherer, at (617)513-9643.

Very Truly Yours, /s/ Yehuda Szender President, Chief Executive Officer, Treasurer and Director

Cc:	Mr. Charles Lee, Division of Corporation Finance Carl M. Sherer, Esq.